THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

October 26, 2006

VIA FACSIMILE ONLY (202) 551-3443

Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:   Ultitek, Ltd.
          Amendment No. 6 to Registration Statement on Form 10-12(g)
         Commission File No. 0-51819

Dear Mr. Friar:

In response to the Staff’s comment letter, dated October 13, 2006 (the “Comment Letter”), to Amendment No. 5 to Registration Statement on Form 10-SB (File No.: 0-51819) filed by our client, Ultitek, Ltd., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on September 22, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 6 to the Registration Statement with the SEC today (“Amendment No. 6”). A copy of Amendment No. 6, marked to show changes from Amendment No. 5, accompanies this Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:   Roman Price - Ultitek, Ltd.
        Bill Meyler - Meyler & Company, LLC
        Robert Boyle - Meyler & Company, LLC

Financial Statements

General

1.	In response to your comment #1, the Company has revised its disclosures as follows:

•	The Stock-Based Compensation section within the Summary of Significant Accounting Policies footnote has been revised to further clarify the Company’s accounting for shares issued to former officers.

•	The Company has moved the restatement disclosure previously in Note K to the front of the financial statements.

•	The Company has included a revised opinion from our auditor which includes an emphasis of matter paragraph discussing the restatements

Statement of Stockholders’ Equity

2.
In response to your comment #2, the Company has restated its financial statements to record the shares issued to the CEO, COO and legal consultant at their fair value. The Company engaged Chartered Capital Advisors to determine the fair value of these shares. See Exhibit A attached hereto.

Note D- 7% Convertible Debenture, page F-10

3.
In response to your comment #3, the following summarizes responses to the comments relating to the valuation methodology utilized by the Company. The responses have been prepared by Chartered Capital Advisors, and independent valuation company.

•	Stock Price Implicit in Convertible Debenture Transactions-

Our estimate of fair value used in pricing the shares issued to offices and directors is 1.6¢ per share; the convertible debt/warrant units sold in February and May of 2006 reflect implied per-share values for the common stock of 1¢ and 2.1¢, respectively. The implied values per share reflect the values that would cause the consideration paid for these securities to be equal to their respective fair values. Deviations within approximately 0.5¢ of our estimate of fair value: (1) reinforce the reasonableness of our estimate; and (2) indicate that in any transaction involving an early-stage company investors may have divergent views of fair value. Our financial statements reflect the implied values that were actually paid in these transactions. See Exhibits B and C attached hereto.

•	Applicability of illiquidity discount-

It was appropriate to include an illiquidity discount in March of 2005. Since we are estimating the fair value of all shares issued as of March 2005, including shares issued to founders, consultants, as well as those issued in the reverse merger, we believe that it is appropriate to apply the same illiquidity discount as was applied to estimate the fair value of the shares issued to officers and directors in January 2006. Accordingly, we have revised our valuation of shares issued as of March 2005.

•	Reasons for Using Fair Value for Shares Issued in January 2006 Rather Than Market Price-

Attached are: (1) a chart depicting the price of our stock from the date of initial trading through July 25, 2006; and (2) a schedule detailing the price, volume, and market value of shares traded. You will note that after the first month in which our shares were publicly traded the median trading volume, on those days in which trading occurred, was approximately 5,000 shares. On an annualized basis this represents only about 3% of the aggregate shares outstanding of the Company. Also, the trading represents less than $5,000 per day in total value. Such trades are not indicative of the fair value of our company; rather, they are indicative of the price that an investor may pay for a small fractional interest that can readily be resold in the secondary market. Such transactions are not based on fundamental precepts of value, such as benchmark capitalization multiples. The shares issued in January 2006 represent large blocks of stock that: (1) were not registered as of the date on which they were issued; and (2) cannot readily be resold in the secondary market due to SEC limitations, market absorption capacity, and concern about the potential adverse impact upon stock price of significant dispositions by insiders. The most appropriate method to value significant blocks of stock encumbered by the foregoing is based on their fair value, which has been estimated as indicated in our valuation analysis. The reasonableness of our estimate of fair value (1.6¢/share) is borne out by the fact that the two capital infusions into the Company during February and May of 2006 reflected an implied price/share of common stock equivalents of 1¢ and 2.1¢, respectively. See Exhibits D and E attached hereto.

EXHIBIT A

TABLE __
ESTIMATED FAIR VALUE OF COMMON STOCK ISSUED

		Enterprise	Estimated	Common					Common	Est. Fair
	TTM	Value/	Enterprise	Shares	Based on	Illiquidity Discount[6]		Fair	Shares	Value of
Issuance Date	Revenues[2]	Revenues[3]	Value[4]	O/S5	Ent. Value	%	$	Value	Issued	Issuance
On or before 3/11/05	$835,786	2.30	$1,922,308	47,500,000	$0.040	58.7%	($0.024)	$0.017	25,000,000	$425,000
On or before 3/11/05	835,786	2.30	1,922,308	47,500,000	$0.040	58.7%	($0.024)	$0.017	7,500,000	127,500
March 11, 2005	835,786	2.30	1,922,308	47,500,000	$0.040	58.7%	($0.024)	$0.017	15,000,000	255,000
January 3, 2006	1,171,797	2.33	2,730,287	69,790,333	$0.039	58.7%	($0.023)	$0.016	14,000,000	224,000	Note A

1November 30, 2005 represents the final date over a 3-month period during which securities were issued in exchange for legal services. By using the final date during the interval of time, we reflect maximum expense.

2Draft of audited financial statements

3Reflects median price/revenue multiple developed from approximately 300 computer software companies with revenue growth rates in excess of 30%, using market data compiled by Value Line as of January 2005 and January 2006

4Trailing 12 months revenues x enterprise value/revenue multiple

5See Table __

[6]Average PIPE discount	19.6%	See Table __ and text of report

1.65 standard deviations	39.1%	See Table __ and text of report; 1.65 standard deviations above the mean causes resulting discount to be in 95th percentile
	58.7%

[5]Days from 3/14/05 - 1/3/06	298
Compounded daily growth rate of estimated enterprise value

Note A	12,000,000 shares issued to officers were recorded utilizing the fair value of the shares issued ($0.016 per share).
2,000,000 shares issued to consultant were recorded at the fair value of the services provided.

EXHIBIT B

TABLE ___
ALLOCATION OF FAIR VALUE BETWEEN
CONVERTIBLE DEBENTURE AND WARRANTS
ISSUED AS OF FEBRUARY 14, 2006

Implied Fair Value of Convertible Debenture
Common share equivalents:
Face value[1]	$70,000
	÷
Conversion price[1]	$0.020
		3,500,000
Expected interest, assuming PIK:
Face value[1]	$70,000
	x
Annual rate of interest[1]	7.00%
	x
Number of years[1]	5.0
Interest to be paid	$24,500
	÷
Conversion price[1]	$0.020
		1,225,000
Total CSE's to be issued		4,725,000
		x
Implied fair value/CSE[2]		$0.0099789
Implied fair value of convertible debentures[3]		$47,150
Implied Fair Value of Warrants[4]		$22,849
Consideration Received		$70,000

[1]Convertible Debenture due February 14, 2011
[2]Implied price that results in equality between consideration paid and implied value
[3]Implied compounded annual interest rate	14.918%
[4]See Table ___

EXHIBIT C

TABLE ___
ALLOCATION OF FAIR VALUE BETWEEN
CONVERTIBLE DEBENTURE AND WARRANTS
ISSUED AS OF MAY 3, 2006

Implied Fair Value of Convertible Debenture
Common share equivalents:
Face value[1]	$500,000
	÷
Conversion price[1]	$0.050
		10,000,000
Expected interest, assuming PIK:
Face value[1]	$500,000
	x
Annual rate of interest[1]	7.00%
	x
Number of years[1]	7.0
Interest to be paid	$245,000
	÷
Conversion price[1]	$0.050
		4,900,000
Total CSE's to be issued		14,900,000
		x
Implied fair value/CSE[2]		$0.0211470
Implied fair value of convertible debentures[3]		$315,090
Implied Fair Value of Warrants[4]		$184,910
Consideration Received		$500,000

[1]Convertible Debenture due May 3, 2013
[2]Implied price that results in equality between consideration paid and implied value
[3]Implied compounded annual interest rate	13.081%
[4]See Table ___

EXHIBIT D

FIGURE __

CONVERGENCE OF TRADED STOCK PRICE TOWARDS ESTIMATED FAIR VALUE

$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
6/6/2005
6/20/2005
7/4/2005
7/18/2005
8/1/2005
8/15/2005
8/29/2005
9/12/2005
9/26/2005
10/10/2005
10/24/2005
11/7/2005
11/21/2005
12/5/2005
12/19/2005
1/2/2006
1/16/2006
1/30/2006
2/13/2006
2/27/2006
3/13/2006
3/27/2006
4/10/2006
4/24/2006
5/8/2006
5/22/2006
6/5/2006
6/19/2006
7/3/2006
7/17/2006

EXHIBIT E

Date	Open	High	Low	Close	Volume	Cum. Volume	Median Volume	OHLC	MV OHLC	Cum MV OHLC	Change OHLC	Ln Change OHLC	Annlz'd Volatility
6/6/2005	0.75	0.75	0.75	0.75	4,000	4,000	4,000	0.75	3,000	3,000
6/7/2005	0.75	0.75	0.75	0.75	105,000	109,000	54,500	0.75	78,750	81,750	1	0.0000
6/9/2005	0.85	0.85	0.85	0.85	16,000	125,000	16,000	0.85	13,600	95,350	1.133333	0.1252
6/10/2005	0.95	0.95	0.95	0.95	28,000	153,000	22,000	0.95	26,600	121,950	1.117647	0.1112
6/13/2005	1.05	1.05	1.05	1.05	6,200	159,200	16,000	1.05	6,510	128,460	1.105263	0.1001
6/14/2005	1.05	1.05	1.05	1.05	30,000	189,200	22,000	1.05	31,500	159,960	1	0.0000
6/15/2005	1.1	1.1	1.1	1.1	200	189,400	16,000	1.1	220	160,180	1.047619	0.0465
6/16/2005	1.1	1.1	1.1	1.1	300	189,700	11,100	1.1	330	160,510	1	0.0000
6/17/2005	1.15	1.15	1.15	1.15	11,500	201,200	11,500	1.15	13,225	173,735	1.045455	0.0445
6/20/2005	1.2	1.2	1.1	1.19	11,300	212,500	11,400	1.1725	13,249	186,984	1.019565	0.0194
7/11/2005	1.15	1.15	1.15	1.15	500	213,000	11,300	1.15	575	187,559	0.98081	-0.0194
7/12/2005	1.1	1.1	1.1	1.1	600	213,600	8,750	1.1	660	188,219	0.956522	-0.0445
7/13/2005	1.1	1.1	1.1	1.1	1,100	214,700	6,200	1.1	1,210	189,429	1	0.0000
7/14/2005	1.1	1.17	1.05	1.17	10,000	224,700	8,100	1.1225	11,225	200,654	1.020455	0.0202
7/15/2005	1.17	1.17	1.17	1.17	1,000	225,700	6,200	1.17	1,170	201,824	1.042316	0.0414
7/18/2005	1.15	1.17	1.15	1.17	4,200	229,900	5,200	1.16	4,872	206,696	0.991453	-0.0086
7/19/2005	1.1	1.25	1.1	1.25	2,500	232,400	4,200	1.175	2,938	209,634	1.012931	0.0128
7/20/2005	1.25	1.25	1.25	1.25	300	232,700	4,100	1.25	375	210,009	1.06383	0.0619
7/21/2005	1.25	1.3	1.25	1.3	3,300	236,000	4,000	1.275	4,208	214,216	1.02	0.0198
7/22/2005	1.3	1.32	1.3	1.32	4,400	240,400	4,100	1.31	5,764	219,980	1.027451	0.0271
7/25/2005	1.28	1.3	1.28	1.3	200	240,600	4,000	1.29	258	220,238	0.984733	-0.0154
7/26/2005	1.32	1.32	1.32	1.32	4,600	245,200	4,100	1.32	6,072	226,310	1.023256	0.0230
7/28/2005	1.32	1.32	1.32	1.32	1,600	246,800	4,000	1.32	2,112	228,422	1	0.0000	67.68%
8/1/2005	1.32	1.32	1.32	1.32	400	247,200	3,650	1.32	528	228,950	1	0.0000	66.67%
8/2/2005	1.32	1.32	1.32	1.32	500	247,700	3,300	1.32	660	229,610	1	0.0000	65.68%
8/5/2005	1.32	1.32	1.32	1.32	3,300	251,000	3,300	1.32	4,356	233,966	1	0.0000	64.73%
8/8/2005	1.32	1.32	1.23	1.32	5,300	256,300	3,300	1.2975	6,877	240,843	0.982955	-0.0172	64.61%
8/12/2005	1.35	1.35	1.35	1.35	2,000	258,300	3,300	1.35	2,700	243,543	1.040462	0.0397	63.61%
8/15/2005	1.35	1.35	1.35	1.35	200	258,500	3,300	1.35	270	243,813	1	0.0000	62.76%
8/16/2005	1.25	1.25	1.25	1.25	3,300	261,800	3,300	1.25	4,125	247,938	0.925926	-0.0770	68.01%
8/17/2005	1.3	1.35	1.3	1.35	6,000	267,800	3,300	1.325	7,950	255,888	1.06	0.0583	67.85%
8/23/2005	1.37	1.37	1.25	1.37	1,200	269,000	3,300	1.34	1,608	257,496	1.011321	0.0113	66.74%
8/24/2005	1.39	1.5	1.39	1.5	6,000	275,000	3,300	1.445	8,670	266,166	1.078358	0.0754	67.54%
8/25/2005	1.5	1.5	1.5	1.5	2,000	277,000	3,300	1.5	3,000	269,166	1.038062	0.0374	66.64%
9/1/2005	1.45	1.45	1.4	1.45	3,600	280,600	3,300	1.4375	5,175	274,341	0.958333	-0.0426	67.85%
9/2/2005	1.45	1.45	1.4	1.4	600	281,200	3,300	1.425	855	275,196	0.991304	-0.0087	67.26%
9/6/2005	1.41	1.41	1.41	1.41	100	281,300	3,300	1.41	141	275,337	0.989474	-0.0106	66.73%
9/7/2005	1.35	1.35	1.35	1.35	1,300	282,600	2,900	1.35	1,755	277,092	0.957447	-0.0435	67.68%
9/8/2005	1.41	1.41	1.25	1.25	3,100	285,700	3,100	1.33	4,123	281,215	0.985185	-0.0149	67.22%
9/9/2005	1.25	1.25	1.2	1.2	3,500	289,200	3,200	1.225	4,288	285,503	0.921053	-0.0822	70.76%

EXHIBIT E

Date	Open	High	Low	Close	Volume	Cum. Volume	Median Volume	OHLC	MV OHLC	Cum MV OHLC	Change OHLC	Ln Change OHLC	Annlz'd Volatility
9/12/2005	1.1	1.1	1.1	1.1	600	289,800	3,100	1.1	660	286,163	0.897959	-0.1076	76.04%
9/13/2005	1.15	1.15	1.12	1.12	3,500	293,300	3,200	1.135	3,973	290,135	1.031818	0.0313	75.28%
9/14/2005	1.15	1.15	1.15	1.15	1,100	294,400	3,100	1.15	1,265	291,400	1.013216	0.0131	74.36%
9/15/2005	1.15	1.15	1.15	1.15	200	294,600	2,800	1.15	230	291,630	1	0.0000	73.51%
9/19/2005	1.15	1.18	1.15	1.18	4,300	298,900	3,100	1.165	5,010	296,640	1.013043	0.0130	72.65%
9/20/2005	1.2	1.25	1.2	1.25	4,800	303,700	3,200	1.225	5,880	302,520	1.051502	0.0502	72.44%
9/21/2005	1.25	1.27	1.22	1.27	10,200	313,900	3,300	1.2525	12,776	315,295	1.022449	0.0222	71.68%
9/22/2005	1.3	1.32	1.25	1.25	15,300	329,200	3,300	1.28	19,584	334,879	1.021956	0.0217	70.94%
9/23/2005	1.32	1.32	1.27	1.32	10,500	339,700	3,300	1.3075	13,729	348,608	1.021484	0.0213	70.22%
9/26/2005	1.19	1.35	1.19	1.35	5,000	344,700	3,300	1.27	6,350	354,958	0.971319	-0.0291	70.09%
9/27/2005	1.34	1.39	1.29	1.29	13,500	358,200	3,300	1.3275	17,921	372,879	1.045276	0.0443	69.77%
9/28/2005	1.35	1.35	1.25	1.25	10,100	368,300	3,400	1.3	13,130	386,009	0.979284	-0.0209	69.44%
9/29/2005	1.25	1.3	1.19	1.19	9,000	377,300	3,500	1.2325	11,093	397,102	0.948077	-0.0533	70.18%
9/30/2005	1.3	1.3	1.15	1.15	5,500	382,800	3,500	1.225	6,738	403,839	0.993915	-0.0061	69.58%
10/3/2005	1.15	1.3	1.15	1.25	18,000	400,800	3,500	1.2125	21,825	425,664	0.989796	-0.0103	69.05%
10/4/2005	1.25	1.25	1.2	1.2	8,800	409,600	3,550	1.225	10,780	436,444	1.010309	0.0103	68.41%
10/5/2005	1.15	1.15	0.98	0.98	13,500	423,100	3,600	1.065	14,378	450,822	0.869388	-0.1400	74.73%
10/6/2005	1.15	1.25	1.05	1.25	19,400	442,500	3,800	1.175	22,795	473,617	1.103286	0.0983	76.53%
10/7/2005	1.25	1.25	0.95	1.25	10,400	452,900	4,000	1.175	12,220	485,837	1	0.0000	75.87%
10/11/2005	1.14	1.25	0.95	1.25	20,500	473,400	4,100	1.1475	23,524	509,360	0.976596	-0.0237	75.49%
10/12/2005	1.2	1.25	1.2	1.2	6,000	479,400	4,200	1.2125	7,275	516,635	1.056645	0.0551	75.48%
10/13/2005	0.92	1.25	0.92	1.2	8,900	488,300	4,250	1.0725	9,545	526,181	0.884536	-0.1227	79.39%
10/14/2005	1.2	1.22	0.8	0.8	3,800	492,100	4,200	1.005	3,819	530,000	0.937063	-0.0650	80.01%
10/17/2005	1.2	1.25	1.2	1.25	2,000	494,100	4,100	1.225	2,450	532,450	1.218905	0.1980	88.21%
10/18/2005	1.2	1.23	1.2	1.23	3,000	497,100	4,000	1.215	3,645	536,095	0.991837	-0.0082	87.56%
10/19/2005	1.2	1.25	1.2	1.25	1,000	498,100	3,900	1.225	1,225	537,320	1.00823	0.0082	86.87%
10/20/2005	1.2	1.2	1.01	1.1	4,500	502,600	4,000	1.1275	5,074	542,393	0.920408	-0.0829	87.98%
10/21/2005	1.01	1.08	1.01	1.08	6,500	509,100	4,100	1.045	6,793	549,186	0.926829	-0.0760	88.75%
10/24/2005	1.25	1.25	1.2	1.25	6,800	515,900	4,200	1.2375	8,415	557,601	1.184211	0.1691	93.53%
10/25/2005	1.22	1.22	0.85	0.85	12,000	527,900	4,250	1.035	12,420	570,021	0.836364	-0.1787	99.37%
10/26/2005	0.75	1.12	0.75	1	6,600	534,500	4,300	0.905	5,973	575,994	0.874396	-0.1342	102.08%
10/27/2005	1.2	1.2	1.05	1.07	7,000	541,500	4,350	1.13	7,910	583,904	1.248619	0.2220	109.39%
10/28/2005	1.12	1.12	1.02	1.02	5,600	547,100	4,400	1.07	5,992	589,896	0.946903	-0.0546	109.19%
10/31/2005	0.75	1.05	0.75	1	2,000	549,100	4,350	0.8875	1,775	591,671	0.829439	-0.1870	114.10%
11/1/2005	1.05	1.05	1.05	1.05	2,000	551,100	4,300	1.05	2,100	593,771	1.183099	0.1681	117.35%
11/2/2005	1.05	1.05	1	1	5,800	556,900	4,350	1.025	5,945	599,716	0.97619	-0.0241	116.67%
11/3/2005	1.05	1.1	0.99	1.05	12,600	569,500	4,400	1.0475	13,199	612,914	1.021951	0.0217	115.93%
11/4/2005	1.1	1.1	1	1.1	16,000	585,500	4,450	1.075	17,200	630,114	1.026253	0.0259	115.23%
11/7/2005	1.1	1.1	1.1	1.1	4,000	589,500	4,400	1.1	4,400	634,514	1.023256	0.0230	114.53%
11/8/2005	1.1	1.1	1.1	1.1	500	590,000	4,350	1.1	550	635,064	1	0.0000	113.79%

EXHIBIT E

Date	Open	High	Low	Close	Volume	Cum. Volume	Median Volume	OHLC	MV OHLC	Cum MV OHLC	Change OHLC	Ln Change OHLC	Annlz'd Volatility
11/9/2005	1.1	1.1	0.6	0.75	18,700	608,700	4,400	0.8875	16,596	651,661	0.806818	-0.2147	119.54%
11/10/2005	0.95	1.12	0.93	1.11	10,500	619,200	4,450	1.0275	10,789	662,449	1.157746	0.1465	121.47%
11/11/2005	1.05	1.1	0.93	1.05	5,000	624,200	4,500	1.0325	5,163	667,612	1.004866	0.0049	120.72%
11/15/2005	0.7	0.72	0.7	0.72	5,000	629,200	4,550	0.71	3,550	671,162	0.687651	-0.3745	136.78%
11/16/2005	0.6	1.1	0.6	1.1	7,500	636,700	4,600	0.85	6,375	677,537	1.197183	0.1800	139.48%
12/7/2005	0.5	0.75	0.5	0.75	12,500	649,200	4,700	0.625	7,813	685,349	0.735294	-0.3075	148.42%
12/9/2005	0.68	0.75	0.3	0.75	11,500	660,700	4,800	0.62	7,130	692,479	0.992	-0.0080	147.55%
12/28/2005	0.42	0.42	0.42	0.42	1,000	661,700	4,700	0.42	420	692,899	0.677419	-0.3895	160.71%
12/29/2005	0.44	0.53	0.3	0.42	32,300	694,000	4,800	0.4225	13,647	706,546	1.005952	0.0059	159.80%
12/30/2005	0.4	0.5	0.4	0.5	500	694,500	4,700	0.45	225	706,771	1.065089	0.0631	159.31%
1/3/2006	0.25	0.51	0.25	0.25	4,400	698,900	4,600	0.315	1,386	708,157	0.7	-0.3567	168.87%
1/4/2006	0.37	0.51	0.34	0.51	13,500	712,400	4,700	0.4325	5,839	713,996	1.373016	0.3170	176.44%
1/5/2006	0.51	0.51	0.51	0.51	1,000	713,400	4,600	0.51	510	714,506	1.179191	0.1648	177.72%
1/6/2006	0.25	0.51	0.23	0.51	18,200	731,600	4,700	0.375	6,825	721,331	0.735294	-0.3075	183.61%
1/9/2006	0.25	0.4	0.25	0.4	24,300	755,900	4,800	0.325	7,898	729,228	0.866667	-0.1431	183.95%
1/10/2006	0.4	0.4	0.4	0.4	500	756,400	4,700	0.4	200	729,428	1.230769	0.2076	186.31%
1/17/2006	0.4	0.4	0.4	0.4	400	756,800	4,600	0.4	160	729,588	1	0.0000	185.33%
1/18/2006	0.25	0.35	0.23	0.35	26,400	783,200	4,700	0.295	7,788	737,376	0.7375	-0.3045	190.47%
1/20/2006	0.25	0.25	0.2	0.25	24,000	807,200	4,800	0.2375	5,700	743,076	0.805085	-0.2168	192.35%
1/23/2006	0.25	0.25	0.25	0.25	10,000	817,200	4,900	0.25	2,500	745,576	1.052632	0.0513	191.63%
1/24/2006	0.25	0.25	0.18	0.25	18,500	835,700	5,000	0.2325	4,301	749,878	0.93	-0.0726	190.91%
1/25/2006	0.1	0.25	0.1	0.25	1,900	837,600	4,900	0.175	333	750,210	0.752688	-0.2841	194.73%
1/26/2006	0.25	0.25	0.25	0.25	1,500	839,100	4,800	0.25	375	750,585	1.428571	0.3567	202.28%
1/31/2006	0.25	0.25	0.25	0.25	250	839,350	4,700	0.25	63	750,648	1	0.0000	201.29%
2/1/2006	0.08	0.25	0.05	0.05	198,000	1,037,350	4,800	0.1075	21,285	771,933	0.43	-0.8440	238.37%
2/2/2006	0.1	0.2	0.06	0.075	89,500	1,126,850	4,900	0.10875	9,733	781,666	1.011628	0.0116	237.26%
2/6/2006	0.08	0.1	0.04	0.04	245,000	1,371,850	5,000	0.065	15,925	797,591	0.597701	-0.5147	248.13%
2/7/2006	0.08	0.08	0.06	0.06	27,500	1,399,350	5,000	0.07	1,925	799,516	1.076923	0.0741	247.40%
2/8/2006	0.06	0.08	0.06	0.08	41,000	1,440,350	5,000	0.07	2,870	802,386	1	0.0000	246.26%
2/9/2006	0.08	0.08	0.04	0.04	204,500	1,644,850	5,000	0.06	12,270	814,656	0.857143	-0.1542	245.94%
2/10/2006	0.04	0.04	0.04	0.04	200,000	1,844,850	5,000	0.04	8,000	822,656	0.666667	-0.4055	251.50%
2/13/2006	0.065	0.065	0.045	0.055	89,647	1,934,497	5,150	0.0575	5,155	827,810	1.4375	0.3629	257.09%
2/14/2006	0.055	0.055	0.045	0.055	44,700	1,979,197	5,300	0.0525	2,347	830,157	0.913043	-0.0910	256.13%
2/15/2006	0.055	0.055	0.05	0.055	31,750	2,010,947	5,400	0.05375	1,707	831,864	1.02381	0.0235	255.08%
2/16/2006	0.055	0.055	0.055	0.055	1,000	2,011,947	5,300	0.055	55	831,919	1.023256	0.0230	254.04%
2/17/2006	0.055	0.055	0.04	0.05	422,381	2,434,328	5,400	0.05	21,119	853,038	0.909091	-0.0953	253.15%
2/21/2006	0.07	0.07	0.07	0.07	8,500	2,442,828	5,500	0.07	595	853,633	1.4	0.3365	257.53%
2/22/2006	0.07	0.07	0.035	0.04	440,000	2,882,828	5,550	0.05375	23,650	877,283	0.767857	-0.2642	258.88%
2/23/2006	0.05	0.05	0.045	0.045	30,000	2,912,828	5,600	0.0475	1,425	878,708	0.883721	-0.1236	258.19%
2/27/2006	0.04	0.04	0.04	0.04	250,000	3,162,828	5,700	0.04	10,000	888,708	0.842105	-0.1719	257.99%

EXHIBIT E

Date	Open	High	Low	Close	Volume	Cum. Volume	Median Volume	OHLC	MV OHLC	Cum MV OHLC	Change OHLC	Ln Change OHLC	Annlz'd Volatility
2/28/2006	0.038	0.038	0.035	0.035	41,397	3,204,225	5,800	0.0365	1,511	890,219	0.9125	-0.0916	257.09%
3/1/2006	0.045	0.07	0.04	0.07	809,000	4,013,225	5,900	0.05625	45,506	935,725	1.541096	0.4325	264.33%
3/2/2006	0.07	0.07	0.07	0.07	64,000	4,077,225	6,000	0.07	4,480	940,205	1.244444	0.2187	265.47%
3/3/2006	0.07	0.075	0.07	0.07	40,000	4,117,225	6,000	0.07125	2,850	943,055	1.017857	0.0177	264.43%
3/6/2006	0.07	0.11	0.07	0.09	53,500	4,170,725	6,000	0.085	4,548	947,602	1.192982	0.1765	264.82%
3/8/2006	0.07	0.07	0.065	0.065	120,000	4,290,725	6,000	0.0675	8,100	955,702	0.794118	-0.2305	265.46%
3/14/2006	0.11	0.11	0.11	0.11	1,000	4,291,725	6,000	0.11	110	955,812	1.62963	0.4884	273.89%
3/15/2006	0.1	0.13	0.1	0.13	10,500	4,302,225	6,000	0.115	1,208	957,020	1.045455	0.0445	272.93%
3/16/2006	0.13	0.3	0.13	0.17	16,200	4,318,425	6,000	0.1825	2,957	959,976	1.586957	0.4618	279.90%
3/17/2006	0.3	0.3	0.2	0.25	8,100	4,326,525	6,100	0.2625	2,126	962,103	1.438356	0.3635	283.64%
3/20/2006	0.2	0.25	0.165	0.17	98,171	4,424,696	6,200	0.19625	19,266	981,369	0.747619	-0.2909	285.24%
3/21/2006	0.15	0.15	0.15	0.15	15,000	4,439,696	6,350	0.15	2,250	983,619	0.764331	-0.2688	286.38%
3/22/2006	0.19	0.19	0.19	0.19	500	4,440,196	6,200	0.19	95	983,714	1.266667	0.2364	287.33%
3/23/2006	0.19	0.19	0.15	0.19	10,917	4,451,113	6,350	0.18	1,965	985,679	0.947368	-0.0541	286.30%
3/24/2006	0.15	0.19	0.12	0.19	60,500	4,511,613	6,500	0.1625	9,831	995,510	0.902778	-0.1023	285.49%
3/28/2006	0.11	0.11	0.08	0.08	7,000	4,518,613	6,550	0.095	665	996,175	0.584615	-0.5368	293.28%
3/29/2006	0.11	0.19	0.1	0.19	20,500	4,539,113	6,600	0.1475	3,024	999,199	1.552632	0.4400	298.64%
3/30/2006	0.19	0.19	0.19	0.19	3,000	4,542,113	6,550	0.19	570	999,769	1.288136	0.2532	299.68%
4/3/2006	0.19	0.19	0.19	0.19	1,000	4,543,113	6,500	0.19	190	999,959	1	0.0000	298.59%
4/12/2006	0.08	0.12	0.08	0.12	60,000	4,603,113	6,550	0.1	6,000	1,005,959	0.526316	-0.6419	309.34%
4/18/2006	0.12	0.12	0.09	0.09	20,000	4,623,113	6,600	0.105	2,100	1,008,059	1.05	0.0488	308.34%
4/19/2006	0.09	0.11	0.09	0.11	26,000	4,649,113	6,700	0.1	2,600	1,010,659	0.952381	-0.0488	307.27%
4/24/2006	0.15	0.15	0.15	0.15	1,000	4,650,113	6,600	0.15	150	1,010,809	1.5	0.4055	311.21%
4/25/2006	0.105	0.105	0.105	0.105	8,000	4,658,113	6,700	0.105	840	1,011,649	0.7	-0.3567	313.45%
4/26/2006	0.15	0.15	0.15	0.15	500	4,658,613	6,600	0.15	75	1,011,724	1.428571	0.3567	316.15%
4/27/2006	0.15	0.2	0.15	0.2	26,000	4,684,613	6,700	0.175	4,550	1,016,274	1.166667	0.1542	315.79%
5/3/2006	0.09	0.095	0.07	0.07	21,500	4,706,113	6,800	0.08125	1,747	1,018,021	0.464286	-0.7673	329.93%
5/4/2006	0.07	0.07	0.07	0.07	1,000	4,707,113	6,700	0.07	70	1,018,091	0.861538	-0.1490	329.26%
5/5/2006	0.07	0.07	0.07	0.07	9,000	4,716,113	6,800	0.07	630	1,018,721	1	0.0000	328.15%
5/8/2006	0.1	0.12	0.08	0.12	50,000	4,766,113	6,900	0.105	5,250	1,023,971	1.5	0.4055	331.56%
5/9/2006	0.16	0.16	0.11	0.11	11,000	4,777,113	7,000	0.135	1,485	1,025,456	1.285714	0.2513	332.21%
5/11/2006	0.16	0.16	0.16	0.16	1,000	4,778,113	6,900	0.16	160	1,025,616	1.185185	0.1699	331.92%
5/15/2006	0.16	0.16	0.16	0.16	1,200	4,779,313	6,800	0.16	192	1,025,808	1	0.0000	330.82%
5/22/2006	0.08	0.08	0.08	0.08	5,000	4,784,313	6,700	0.08	400	1,026,208	0.5	-0.6931	341.10%
5/23/2006	0.11	0.11	0.11	0.11	10,000	4,794,313	6,800	0.11	1,100	1,027,308	1.375	0.3185	342.62%
5/24/2006	0.14	0.14	0.14	0.14	1,000	4,795,313	6,700	0.14	140	1,027,448	1.272727	0.2412	343.02%
5/25/2006	0.12	0.14	0.12	0.14	11,500	4,806,813	6,800	0.13	1,495	1,028,943	0.928571	-0.0741	342.00%
5/26/2006	0.12	0.12	0.1	0.1	56,000	4,862,813	6,900	0.11	6,160	1,035,103	0.846154	-0.1671	341.47%
5/31/2006	0.1	0.1	0.1	0.1	15,000	4,877,813	7,000	0.1	1,500	1,036,603	0.909091	-0.0953	340.54%
6/19/2006	0.1	0.1	0.1	0.1	5,400	4,883,213	6,900	0.1	540	1,037,143	1	0.0000	339.47%

EXHIBIT E

Date	Open	High	Low	Close	Volume	Cum. Volume	Median Volume	OHLC	MV OHLC	Cum MV OHLC	Change OHLC	Ln Change OHLC	Annlz'd Volatility
6/23/2006	0.05	0.1	0.05	0.1	6,000	4,889,213	6,800	0.075	450	1,037,593	0.75	-0.2877	340.14%
6/26/2006	0.1	0.1	0.083	0.083	113,000	5,002,213	6,900	0.0915	10,340	1,047,932	1.22	0.1989	340.12%
6/27/2006	0.1	0.15	0.1	0.15	40,000	5,042,213	7,000	0.125	5,000	1,052,932	1.36612	0.3120	341.45%
6/28/2006	0.1	0.1	0.09	0.09	90,000	5,132,213	7,000	0.095	8,550	1,061,482	0.76	-0.2744	341.96%
7/14/2006	0.1	0.1	0.09	0.09	120,000	5,252,213	7,000	0.095	11,400	1,072,882	1	0.0000	340.91%
7/17/2006	0.1	0.1	0.1	0.1	30,000	5,282,213	7,250	0.1	3,000	1,075,882	1.052632	0.0513	339.96%
7/18/2006	0.1	0.1	0.1	0.1	115,000	5,397,213	7,500	0.1	11,500	1,087,382	1	0.0000	338.93%
7/20/2006	0.1	0.1	0.1	0.1	110,000	5,507,213	7,750	0.1	11,000	1,098,382	1	0.0000	337.91%
7/21/2006	0.1	0.1	0.08	0.08	25,000	5,532,213	8,000	0.09	2,250	1,100,632	0.9	-0.1054	337.09%
7/25/2006	0.1	0.1	0.08	0.08	4,500	5,536,713	7,750	0.09	405	1,101,037	1	0.0000	336.09%